 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Chang, Nancy T (Last) (First) (Middle) 4888 Loop Central Drive, Suite 820 (Street) Houston, TX 77081 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Tanox, Inc. TNOX 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 11/13/2002 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director   X 10% Owner
X Officer (give title below)        Other (specify below)

Description           President and CEO
7. Individual or Joint/Group
    Filing (Check Applicable Line)

     Form filed by One Reporting Person
X   Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
prepaid forward sales contract	(2)	11/14/2002	na	J			(2)	na	11/21/2007	common stock	62,500	$7.822	(2)	D
prepaid forward sales contract	(1)	11/13/2002	na	J			(1)	na	11/16/2007	common stock	62,500	$7.9595	(1)	D
Explanation of Responses:

(1) On November 13, 2002, Nancy Chang entered into a prepaid forward sale contract to sell 62,500 shares of Common Stock as follows: 20,833 shares on November 16, 2007; 20,833 on November 19, 2007; and 20,834 on November 20, 2007 (each, a "Sale Date"), in return for which she received $497,468.75. If the closing sale price for Common Stock ("Closing Price) on the Sale Date is greater than $10.8960 but less than $21.7920 per share, the number of shares actually delivered will be 20,833 (or 20,834 as the case may be) multiplied by a fraction equal to [$10.8960 divided by the Closing Price]. If the Closing Price on the Sale Date is greater than $21.7920 per share, the number of shares actually delivered will be 20,833 (or 20,834 as the case may be) multiplied by a fraction equal to 1 minus [$10.8960 divided by the Closing Price].

(2) On November 14, 2002, Ms. Chang entered into a prepaid forward sale contract to sell 62,500 shares of Common Stock as follows: 20,833 shares on November 21, 2007; 20,833 on November 23, 2007; and 20,834 on November 26, 2007 (each, a "Sale Date"), in return for which she received $488,875. If the Closing Price on the Sale Date is greater than $10.7075 but less than $21.4150 per share, the number of shares actually delivered will be 20,833 (or 20,834 as the case may be) multiplied by a fraction equal to [$10.7075 divided by the Closing Price]. If the Closing Price on the Sale Date is greater than $21.4150 per share, the number of shares actually delivered will be 20,833 (or 20,834 as the case may be) multiplied by a fraction equal to 1 minus [$10.7075 divided by the Closing Price].

By: /s/ Nancy T. Chang 11/15/2002 ** Signature of Reporting Person Date SEC 1474 (8-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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